Exhibit 99.1

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

Cardiome Pharma Corp. (“Cardiome” or the “Corporation”)
1441 Creekside Drive, 6th floor
Vancouver, BC V6J 4S7

Item 2.	Date of Material Change

May 12, 2017

Item 3.	News Release

May 15, 2017 – Vancouver, Canada.

Item 4.	Summary of Material Change

Cardiome amended its term loan agreement with CRG-managed funds (the “Amended Agreement”) that was originally entered into on June 13, 2016. The Amended Agreement provides Cardiome with up to $50 million of available borrowing capacity.

Item 5.	5.1 - Full Description of Material Change

Cardiome amended its term loan agreement with CRG-managed funds that was originally entered into on June 13, 2016. The Amended Agreement provides Cardiome with up to $50 million of available borrowing capacity.

Under the terms of the original term loan agreement, CRG provided $20 million to the Company for general working capital purposes and to retire existing debt at the time. On May 12, 2017 under the terms of the Amended Agreement, CRG provided an additional $10 million to the Company. Two additional tranches of $10 million each are available to the Company subject to certain conditions. The loan matures on March 31, 2022.

The Amended Agreement bears interest at 13% per annum. Interest payments may be split, at the Company’s option, between 9% per annum in cash interest and 4% per annum in paid in-kind interest in the form of additional term loans until March 31, 2020. In consideration for entering into the Amended Agreement, CRG received 700,000 transferrable warrants with an exercise price of $4.00 USD (the “Warrants”). The Warrants are subject to a four-month hold period and are exercisable until May 11, 2022.

5.2 – Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Justin Renz, Chief Financial Officer
Telephone: 604-677-6905.

Item 9.	Date of Report

This Material Change Report is dated May 19, 2017.

- 2 -